Exhibit 99.7

Aphria confirms working partnership with LiUNA Local 625

Leamington, Ontario — June 19, 2017 — Aphria Inc. (“Aphria”) (TSX: APH or USOTCQB: APHQF) confirms it has entered into a working partnership with LiUNA Local 625 (located in Essex/Kent Counties), consistent with the press release issued on June 15, 2017. That press release may have implied a partnership with the national union LiUNA Canada, which is not the case.

We Have a Good Thing Growing

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders. Aphria was the first public licensed producer to report positive cash flow from operations and the first to report positive earnings in consecutive quarters.

For further information please contact:

Nina Godard

Edelman

416-455-6324

nina.godard@edelman.com

Vic Neufeld

President & CEO

1-844-427-4742

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms;, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.